ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal
Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1, filed September 1, 2017
File No. 333-218650
SEC Comment Letter dated September 6, 2017

Ladies and Gentleman:

On behalf of PQ Group Holdings Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 4 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 4 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 4 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated September 6, 2017 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 4 marked to indicate the changes from Amendment No. 3 to the Registration Statement, which was filed on September 1, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3 to the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2017

General

1.	Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

Response to Comment 1:

The Registration Statement has been revised to include a bona fide price range.

Prospectus Summary, page 1

2.	We note disclosure in Risk Factors on page 44. Please disclose here that CCMP and INEOS will effectively control the election of all members of your board of directors and your business and affairs. To the extent applicable, please also disclose here whether you anticipate being a controlled company within the meaning of NYSE corporate governance standards. You may wish to disclose, if true, that the company does not intend to avail itself of the exemptions from NYSE’s corporate governance standards that may be available to a controlled company. If the company intends to avail itself of the exemptions, then please include appropriate risk factor disclosures.

Response to Comment 2:

The Registration Statement has been revised on pages 15 and 16 in response to this comment.

*    *    *

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Raymond J. Grant of our offices at (617) 235-4668.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Joseph S. Koscinski (PQ Group Holdings Inc.)
Jason	M. Licht (Latham & Watkins LLP)

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